SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 3


   INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED TO PURSUANT TO RULE 13d-2(a)


                                   Tefron Ltd.
             ------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 1.0 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   M87482-10-1
             ------------------------------------------------------
                                 (CUSIP Number)


                                  Arie Wolfson
                                 c/o Tefron Ltd.
                                 28 Chida Street
                             Bnei-Brak 51371, Israel
                               011-972-3-579-8701
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 22, 2004
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement in Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note. Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Arwol Holdings Ltd.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            ISRAEL
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                        1,078,190
   NUMBER OF     ---------------------------------------------------------------
    SHARES        8   SHARED VOTING POWER
 BENEFICIALLY           8,665,122(1)
OWNED BY EACH    ---------------------------------------------------------------
  REPORTING       9   SOLE DISPOSITIVE POWER
 PERSON WITH            1,078,190
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                        3,770,710(2)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,848,900
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            28.5%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

     (1) Represents (i) 3,770,710 Ordinary Shares beneficially owned by Macpell Industries Ltd. ("Macpell"), an Israeli company in which the Reporting Person held, as of March 1, 2004, approximately 27.7% of the issued and outstanding share capital. The Reporting Person may be deemed to have voting power with respect to the Ordinary Shares held by Macpell due to a certain agreement among Mr. Arie Wolfson ("Wolfson"), who holds 100% of the issued share capital of the Reporting Person, any company controlled by Wolfson and other parties, with respect to the voting of the ordinary shares of Macpell held by the parties to such agreement (the "Macpell Voting Agreement"); and (ii) 4,894,412 Ordinary Shares beneficially owned by Norfet, Limited Partnership ("Norfet"), with respect to which the Reporting Person may be deemed to have shared voting power pursuant to certain provisions included in the Agreement dated February 17, 2004 among Macpell, the Reporting Person and Norfet (the "Norfet Agreement") governing the voting of such parties' Ordinary Shares on certain matters.

     (2) Represents Ordinary Shares beneficially owned by Macpell, which the Reporting Person may be deemed to beneficially own due to its 27.7% beneficial interest in Macpell. The Reporting Person may be deemed to have shared dispositive power also with respect to 4,894,412 Ordinary Shares beneficially owned by Norfet by virtue of certain drag-along provision included in the Norfet Agreement. The Reporting Person disclaims shared dispositive power with respect to such Ordinary Shares.

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Arie Wolfson
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
            N/A
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            ISRAEL
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                        1,153,290(1)
    NUMBER OF    ---------------------------------------------------------------
     SHARES       8   SHARED VOTING POWER
  BENEFICIALLY          8,665,122(2)
 OWNED BY EACH   ---------------------------------------------------------------
   REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON WITH           1,153,290(1)
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                        3,770,710(3)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,924,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            28.8%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

     (1) Includes (i) 1,078,190 Ordinary Shares held by Arwol Holdings Ltd. ("Arwol"), in which the Reporting Person holds 100% of the issued and outstanding share capital, and (ii) 75,000 Ordinary Shares underlying currently exercisable options.

     (2) Represents (i) 3,770,710 Ordinary Shares beneficially owned by Macpell, in which Arwol (which is wholly-owned by the Reporting Person) held, as of March 1, 2004, approximately 27.7% of the issued and outstanding share capital. The Reporting Person may be deemed to have voting power with respect to the Ordinary Shares held by Macpell due to the Macpell Voting Agreement, to which the Reporting Person is a party; and (ii) 4,894,412 Ordinary Shares beneficially owned by Norfet, with respect to which Arwol may have shared voting power pursuant to the Norfet Agreement, to which Arwol is a party.

     (3) Represents Ordinary Shares beneficially owned by Macpell, which the Reporting Person may be deemed to beneficially own due to his control of Arwol, which held, as of March 1, 2004, 27.7% of the issued share capital of Macpell.

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Riza Holdings Ltd.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
            N/A
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            ISRAEL
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                        -0-
    NUMBER OF    ---------------------------------------------------------------
     SHARES       8   SHARED VOTING POWER
  BENEFICIALLY          8,665,122(1)
 OWNED BY EACH   ---------------------------------------------------------------
   REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON WITH           -0-
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                        3,770,710(2)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,770,710
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            22.2%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

     (1) Represents (i) 3,770,710 Ordinary Shares beneficially owned by Macpell, in which the Reporting Person held, as of March 1, 2004, approximately 25.0% of the issued and outstanding share capital. The Reporting Person may be deemed to have voting power with respect to the Ordinary Shares held by Macpell due to the Macpell Voting Agreement, to which the Reporting Person is a party; and (ii) 4,894,412 Ordinary Shares beneficially owned by Norfet, with respect to which the Reporting Person may be deemed to have shared voting power pursuant to the Norfet Agreement, to which Macpell (in which the Reporting Person holds 25.0% of the issued share capital) is a party.

     (2) Represents Ordinary Shares beneficially owned by Macpell, which the Reporting Person may be deemed to beneficially own by virtue of the Reporting Person's 25.0% interest in Macpell.

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Sigi Rabinowicz
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
            N/A
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            BELGIUM
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                        197,171(1)
    NUMBER OF    ---------------------------------------------------------------
     SHARES       8   SHARED VOTING POWER
  BENEFICIALLY          8,665,122(2)
 OWNED BY EACH   ---------------------------------------------------------------
   REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON WITH           197,171(1)
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                        3,770,710(3)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,967,881
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            23.1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

     (1) Represents Ordinary Shares underlying currently exercisable options.

     (2) Represents (i) 3,770,710 Ordinary Shares beneficially owned by Macpell, in which the Reporting Person held, as of March 1, 2004 (through the Reporting Person's control of Riza Holdings Ltd. ("Riza")), approximately 25.0% of the issued and outstanding share capital. The Reporting Person may be deemed to have voting power with respect to the Ordinary Shares held by Macpell due to the Macpell Voting Agreement, to which the Reporting Person and Riza are parties; and (ii) 4,894,412 Ordinary Shares beneficially owned by Norfet, with respect to which the Reporting Person may be deemed to have shared voting power pursuant to the Norfet Agreement, to which Macpell (in which the Reporting Person holds a 25.0% interest through his control of Riza) is a party.

     (3) Represents Ordinary Shares beneficially owned by Macpell, which the Reporting Person may be deemed to beneficially own by virtue of the Reporting Person's control of Riza, which holds a 25.0% interest in Macpell.

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Macpell Industries Ltd.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            ISRAEL
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                        3,770,710
   NUMBER OF     ---------------------------------------------------------------
     SHARES       8   SHARED VOTING POWER
  BENEFICIALLY          5,972,062(1)
 OWNED BY EACH   ---------------------------------------------------------------
   REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON WITH           3,770,710
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                        0 (2)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,770,710
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            22.2%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

     (1) Represents (i) 1,078,190 Ordinary Shares beneficially owned by Arwol and (ii) 4,894,412 Ordinary Shares beneficially owned by Norfet. The Reporting Person may be deemed to have shared voting power with respect to such Ordinary Shares by virtue of being a party to the Norfet Agreement, along with Arwol and Norfet.

     (2) The Reporting Person may be deemed to have shared dispositive power with respect to 4,894,412 Ordinary Shares beneficially owned by Norfet by virtue of certain drag-along provision included in the Norfet Agreement. The Reporting Person disclaims shared dispositive power with respect to such Ordinary Shares.

     This Amendment No. 3 (this "Amendment") to Statement on Schedule 13D, filed on February 17, 2000 (as amended on March 15, 2000 and on July 6, 2000) is hereby filed by the Reporting Persons with the Securities and Exchange Commission pursuant to Rule 13d-2 promulgated under the Exchange Act with respect to the Ordinary Shares, par value NIS 1.0 per share (the "Ordinary Shares"), of Tefron Ltd. ("Tefron"). In this Amendment, the Reporting Persons hereby amend and supplement Items 3, 4, 5, 6 and 7.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Macpell financed the Ordinary Shares acquired by it (as described in Item 4 below) through the use of personal funds (with respect to approximately 50% of such Ordinary Shares) and through a loan from Bank Hapoalim in the approximate amount of $189,000, due in August 2004 (with respect to the balance of the Ordinary Shares acquired by it). Arwol financed all of the Ordinary Shares acquired by it (as described in Item 4 below) through the use of personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     On April 22, 2004, Tefron sold 3,529,412 newly issued Ordinary Shares to Norfet pursuant to a share purchase agreement dated February 17, 2004. The consideration paid by Norfet for such shares was $15 million, subject to possible adjustments.

     In addition, on April 22, 2004 each of Arwol and Macpell sold to Norfet 682,500 Ordinary Shares, pursuant to the Norfet Agreement. The aggregate consideration paid by Norfet for such shares was $7,559,370, subject to possible adjustments.

     One of the conditions to the consummation of the share purchase agreement between Tefron and Norfet was that Macpell and Arwol hold beneficially, immediately prior to such consummation, not less than 50% of the issued and outstanding Ordinary Shares. Therefore, Macpell acquired, from March 13, 2004 through March 31, 2004, an aggregate of 65,000 Ordinary Shares in open market transactions at a weighted average price per share of $6.06, and Arwol acquired, from March 18, 2004 through March 25, 2004, an aggregate of 65,000 Ordinary Shares in open market transactions at a weighted average price per share of $6.10.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

     (a) and (b). The information set forth or incorporated on pages 2-6 of this
Schedule 13D/A and in Item 4 above is hereby incorporated by reference. With respect to other arrangements between certain Reporting Persons and Norfet, see
Item 6.

     (c). Except as set forth in Item 4 above, to the best knowledge and belief of the Reporting Persons no transactions involving Ordinary Shares were effected during the past 60 days by any of the Reporting Persons or, with respect to the Reporting Persons that are entities, by any of their respective directors, executive officers or controlling persons.

     (d) Arwol, Macpell and Norfet have agreed to formulate a mutually agreeable dividend distribution policy for Tefron, which policy shall provide for the distribution of an annual amount, net after taxes (including withholding tax), of at least $2 million with respect to calendar year 2004, and at least $4.5 million, effective as of calendar year 2005, and they will utilize their best efforts to cause Tefron to adopt such policy, subject to: (a) the provisions of applicable law (including requirements of the New York Stock Exchange (the "NYSE")); (b) any undertaking and commitment made or to be made towards banks and other creditors; (c) the decision of the Board of Directors of Tefron, taking into account Tefron's financial needs, investments and all other relevant aspects.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the terms of the Norfet Agreement, Arwol, Macpell and Norfet have agreed, among other things, as follows:

     COMPOSITION OF THE BOARD OF DIRECTORS. Arwol, Macpell and Norfet agreed to vote all of the Ordinary Shares owned or controlled by each of them for the election to Tefron's Board of Directors of: (i) three members (of whom at least one will qualify as an "independent director" under the NYSE rules) and, subject to applicable law - one "external director" (as defined under the Israeli Companies Law), that shall be nominated by Norfet (one of whom shall be a woman), (ii) three members (of whom at least one will qualify as an independent director under the NYSE rules) and, subject to applicable law, one external director and financial expert, that shall be nominated by Arwol and Macpell, and
(iii) the Company's chief executive officer.

     CHAIRMAN OF THE BOARD OF TEFRON. Subject to the provisions of applicable law, Arwol, Macpell and Norfet will endeavor to agree, prior to Tefron's first Annual General Meeting of Shareholders in calendar year 2005 (to be convened by no later than July 31, 2005), on the identity of the Chairman of the Board of Directors as of and following such shareholders meeting; PROVIDED, HOWEVER, that in the event they are unable to agree on the identity of the Chairman, each of Norfet, on the one hand, and Macpell and Arwol, on the other hand, will be entitled to designate the Chairman for an 18 month period, provided that Norfet will be the first to exercise such right commencing from Tefron's first Annual General Meeting of Shareholders in the year 2005.

     RIGHTS OF FIRST OFFER; TAG-ALONG. The Norfet Agreement contains provisions that require that if Arwol, Macpell or Norfet wishes to transfer Ordinary Shares to a third party, it must first make an offer to transfer the shares to the other parties, subject to certain exceptions. The agreement also gives the right to the offerees to sell certain of their Ordinary Shares to the proposed purchaser of the Ordinary Shares rather than accepting the offer from the transferor.

     DRAG ALONG RIGHTS. The Norfet Agreement contains provisions which provide that if any of Arwol, Macpell or Norfet secures a bona fide offer from any third party offeror to purchase all of the Ordinary Shares then held by such party, in cash or publicly traded securities, at a price per share (adjusted for allocation of dividend, bonus shares, splits etc.) of not less than $10 (provided that such price per share shall not be lower than 80% of the average of the closing prices of the Ordinary Shares on the NYSE over the consecutive 60 trading days immediately preceding such sale), and the offeror conditions its offer on the acquisition of all the Ordinary Shares held by the other two parties to the Norfet Agreement at such time, such other two parties will be required under certain conditions to sell all of the Ordinary Shares of the Company then held by them to such offeror, at the same price and upon the same terms and conditions as those to which the sale by the initiator is subject.

     MANAGEMENT FEE. Arwol, Macpell and Norfet agreed in the Norfet Agreement to vote all of the Ordinary Shares owned or controlled by them in order to cause Tefron (i) to pay Norfet (or any of its affiliates) certain management fees and
(ii) as of the date on which Mr. Arie Wolfson no longer serves as the Chairman of Tefron's Board of Directors, to pay Mr. Wolfson or his designees for their services to Tefron certain management fees.

     TERM OF AGREEMENTS OF THE PARTIES. All agreements of Arwol, Macpell and Norfet described in this Item 6 and under Item 5(d) will remain in effect until April 22, 2009. Norfet will cease to have any rights under these agreements as of the first date on which it holds less than 10% of Tefron's issued share capital (on a non-diluted basis), and will cease to have any obligation under these agreements as of the first date on which Norfet holds less than 5% of Tefron's issued share capital (on a non-diluted basis). Each of Arwol and Macpell will cease to have any rights under such agreements as of the first date in which they hold (in the aggregate) less than 10% of Tefron's issued share capital (on a non-diluted basis), and each of Arwol and Macpell will cease to have any obligation under these agreements as of the first date on which such party holds less than 5% of Tefron's issued share capital (on a non-diluted basis).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits to this Statement:

Exhibit A - Joint Filing Agreement.

Exhibit B - Share Purchase Agreement dated February 17, 2004 between Tefron and Norfet (the Tefron Agreement).

Exhibit C - Agreement dated February 17, 2004 among Arwol, Macpell and Norfet (the Norfet Agreement).

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  May 11, 2004


                                          ARWOL HOLDINGS LTD.


                                          By:  /s/ Arie Wolfson
                                          ------------------------------
                                          Arie Wolfson
                                          Chairman and Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11 2004

                                          /s/ Arie Wolfson
                                          ----------------------------------
                                          Arie Wolfson

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2004

                                          /s/ Sigi Rabinowicz
                                          ----------------------------------
                                          Sigi Rabinowicz

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2004


                                          RIZA HOLDINGS, LTD.



                                          By: /s/ Sigi Rabinowicz
                                          ----------------------------------
                                          Sigi Rabinowicz
                                          Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2004

                                          MACPELL INDUSTRIES LTD.


                                          By: /s/ Arie Wolfson
                                          -----------------------------------
                                          Arie Wolfson
                                          Chairman

                                                                     Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned parties hereby agree that this Amendment No. 3 to Schedule 13D filed herewith relating to the Ordinary Shares, par value NIS 1.0 per share, of Tefron Ltd. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) on behalf of each such person.

Date: May 11, 2004


                                     1)   ARWOL HOLDINGS LTD.


                                          By: /s/ Arie Wolfson
                                          -----------------------------------
                                          Arie Wolfson
                                          Chairman and Chief Executive Officer

                                          /s/ Arie Wolfson
                                    2)    ----------------------------------
                                          Arie Wolfson

                                          /s Sigi Rabinowicz
                                    3)    --------------------------------------
                                          Sigi Rabinowicz


                                    4)    RIZA HOLDINGS LTD.


                                          By: /s/ Sigi Rabinowicz
                                          ----------------------------------
                                          Sigi Rabinowicz
                                          Chief Executive Officer


                                    5)    MACPELL INDUSTRIES LTD.


                                          By:  /s/ Arie Wolfson
                                          ----------------------------------
                                          Arie Wolfson
                                          Chairman

                                                                       Exhibit B

                                TEFRON AGREEMENT

                                    AGREEMENT


     THIS AGREEMENT (the "AGREEMENT") is made and entered into as of this 17th day of February, 2004 by and among (a) Arwol Holdings Ltd. ("ARWOL") (b) Macpell Industries Ltd. ("MACPELL" and, collectively with Arwol, the "SELLERS"), and (c) Norfet, Limited Partnership (the "PURCHASER"), a limited partnership registered under the laws of the State of Israel.

     WHEREAS, the Purchaser is an Israeli limited partnership wholly owned by
(x) N.D.M.S Ltd. ("NDMS"), an Israeli private company, controlled by FIMI Opportunity Fund, L.P. (the "DELAWARE FUND"), a limited partnership formed under the laws of the State of Delaware, (y) FIMI Israel Opportunity Fund, Limited Partnership (the "ISRAELI FUND"), a limited partnership, formed under the laws of the State of Israel, and (z) certain designees and co-investors listed in EXHIBIT A attached hereto (collectively with the Delaware Fund and the Israeli Fund, the "FUND");

     WHEREAS, Arwol is a private Israeli company wholly owned by Arie Wolfson;

     WHEREAS, Macpell is an Israeli public company whose shares are traded on the Tel Aviv Stock Exchange;

     WHEREAS, Tefron Ltd. (the "COMPANY"), is an Israeli public company whose shares are traded on the New York Stock Exchange (the "NYSE");

     WHEREAS, the Purchaser had offered Arwol to purchase 1,365,000 Series A Ordinary Shares of the Company, nominal value NIS 1.00 each (the "PURCHASED SHARES") and, as a material condition for such purchase at the price and under the terms provided herein, had desired to establish certain terms regarding their cooperation as controlling shareholders of the Company as set forth herein;

     WHEREAS, at the request of Arwol, the Purchaser agreed to Arwol's offering Macpell to participate in such sale and to sell up to 50% of the Purchased Shares;

     WHEREAS, Macpell has decided to sell 50% of the Purchased Shares, such that each of Macpell and Arwol shall sell to the Purchaser 682,500 Series A Ordinary Shares of the Company, together constituting the entire amount of the Purchased Shares;

     WHEREAS, on even date hereof, the Purchaser is entering into a Share Purchase Agreement (the "TEFRON PURCHASE AGREEMENT") with the Company, pursuant to which it will purchase 3,529,412 Series A Ordinary Shares of the Company. Immediately following the consummation of the purchase transactions contemplated herein and in the Tefron Purchase Agreement, the Purchaser will hold 4,894,412 Series A Ordinary Shares of the Company, representing approximately 30.7% of the Company's issued share capital (excluding shares held by the Company's subsidiary) and Arwol and Macpell will, collectively, hold at least 4,842,325 Series A Ordinary Shares of the Company representing approximately 30.37% of the Company's issued share capital (excluding shares held by the Company's subsidiary); and

     WHEREAS, the parties wish to set forth the terms and conditions of the sale of the Purchased Shares to the Purchaser and the terms and conditions applicable to the parties' relationship as of the Closing (as defined below), all according to the terms and conditions herein contained.

     NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:


                                    ARTICLE I
                               PURCHASE OF SHARES;
                             PURCHASE PRICE; CLOSING



1.1  PURCHASE OF SHARES.

Subject to the terms and conditions hereof and in reliance upon the representations, warranties and agreements contained herein, at the Closing, each of the Sellers shall sell to the Purchaser, and the Purchaser shall purchase from each of the Sellers 682,500 Series A Ordinary Shares of the Company (together constituting the entire number of Purchased Shares), free from all Encumbrances (as defined below), for a price per share equal to US$ 5.538 for each of the Purchased Shares (the "PRICE PER SHARE"), which amounts to an aggregate purchase price equal to US$ 7,559,370 (the "PURCHASE PRICE").

Notwithstanding anything to the contrary herein, upon their mutual written notice to the Purchaser (to be delivered by no later than three (3) business days before the Closing) Macpell and Arwol shall be entitled to change the amount of shares to be sold by each of them, without the need to receive the Purchaser's approval, provided however, that in any event the aggregate amount of the Purchased Shares to be sold by both Sellers shall be 1,365,000 and shall not affect their respective undertakings pursuant to Article V below.

For the purpose of avoiding any doubt, it is hereby clarified that the representations and undertakings taken by Macpell and Arwol herein are given severally, and none of Sellers shall bear any responsibility for the other's act, omission or breach of this Agreement; however, none of the sale transactions contemplated herein shall be effectuated unless the other is simultaneously effectuated as well, in a manner that the Purchaser shall purchase the entire amount, and not less than the entire amount, of the Purchased Shares.

(b) PRICE PER SHARE ADJUSTMENTS

Notwithstanding the foregoing, in the event that the Company's earnings before income tax, depreciation and amortization (the "EBITDA") (excluding (i) the EBITDA of Alba Health LLC ("ALBAHEALTH") to the extent it exceeds zero and (ii) any increase in the EBITDA of Alba Waldensian, Inc. ("ALBA") as a result of the exercise of the Put Option (as such term is defined in the Tefron Purchase Agreement) for fiscal year 2004 (the "2004 EBITDA"), as set forth in the Company's audited consolidated financial statements for the year ending on December 31, 2004 (the "2004 FINANCIALS"), is less than US$23 million, then the Price Per Share shall be adjusted as follows: (i) if the Company's EBITDA is equal to or lower than US$16 million, then the Price Per Share will be retroactively reduced by US$0.75 (i.e., to US$4.788), and (ii) if the Company's EBITDA is higher than US$16 million but lower than US$23 million, the Price Per Share will be retroactively reduced, as follows:

PPS= 5.538 - 0.75*[X]

X=[(23,000,000 -2004 EBITDA)/1,000,000]/7]

The Price Per Share, as reduced, shall be referred to herein as the "ADJUSTED PPS".

In the event that the Adjusted PPS is not equal to the Price Per Share, each Seller, at its sole discretion, shall either (i) deliver to the Purchaser, within fourteen (14) business days following the release of the 2004 Financials, a number of additional Ordinary Shares (the "ADDITIONAL SHARES") that is equal to the difference between the number of Purchased Shares sold to the Purchaser by such Seller at the Closing and the number of Ordinary Shares that would have been delivered to the Purchaser by such Seller at the Closing had the original Price Per Share been equal to the Adjusted PPS, or (ii) pay the Purchaser, within ten (10) business days following the release of the 2004 Financials, a cash amount equal the difference between the Price Per Share and the Adjusted PPS per each share purchased by the Purchaser from such Seller hereunder.

     (c) PURCHASER'S ADDITIONAL PAYMENT UNDERTAKING. Without derogating from the above, in the event that during the three year period commencing at the date of the Closing the Purchaser shall sell, for cash or publicly traded securities (excluding publicly traded securities that are received in connection with a merger or a reorganization of the Company), at least 20% of the total number of the Company's Ordinary Shares it had purchased at the Closing and at the Tefron Closing, at an average price per share (adjusted for share combinations and splits) which, together with the total amount of dividends which had been distributed to the Purchaser with respect to each such share prior to the date it was sold, is equal to or higher than US$9.22 (the "SALE THRESHOLD"), then, on the third anniversary of the Closing, the Purchaser shall pay the Sellers an amount equal to the excess of such average price per share over the Sale threshold, but in any event not exceeding US$0.75, per each Purchased Share so sold by the Purchaser.

     (d) The provisions of Section 1.1(c) above shall also apply to the Purchaser's aggregate sales during the four year period commencing on the date of the Closing; provided, however, that the Sale Threshold in such case shall be US11.6 instead of US$9.22.


1.2  CLOSING; DELIVERIES.

The sale and purchase of the Purchased Shares shall take place at a closing (the "CLOSING") to be held at the offices of Naschitz, Brandes & Co., 5 Tuval St. Tel-Aviv 67897, at 10:00 AM, simultaneously with and contingent upon the closing (the "TEFRON CLOSING") of the issue and sale by the Company to the Purchaser of Series A Ordinary Shares of the Company pursuant to the Tefron Purchase Agreement, in the form attached hereto as SCHEDULE 1.2.

Without derogating from the provisions of Section 4 below, at the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

     (a) each Seller shall cause the portion of the Purchased Shares being sold by such Seller to be delivered to the Purchaser; and

     (b) the Purchaser shall deliver to each Seller, the portion of the Purchase Price equivalent to the applicable number of Purchased Shares sold by such Seller, by wire transfer of immediately available funds (which shall be denominated in U.S. Dollars) to such bank account as shall be designated by each Seller in writing.


                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS



Each of the Sellers, with respect to Sections 2.1 - 2.3 and 2.6, and only Arwol, with respect to Sections 2.4 - 2.5, hereby represents and warrants to the Purchaser (severally and not jointly) and acknowledges that the Purchaser is entering into this Agreement and the Tefron Purchase Agreement in reliance thereon, as follows:

2. 1 AUTHORIZATION; BINDING AUTHORITY; ENFORCEABILITY.

     (a) This Agreement has been duly executed and delivered by it, and constitutes a legal, valid and binding obligation of such Seller, enforceable against it in accordance with its terms.

     (b) The execution of this Agreement by the Seller, the consummation of the transactions contemplated herein, and the fulfillment of this Agreement in accordance with its terms, will not conflict with or constitute a breach of any agreement to which such Seller is a party and will not trigger any right of first refusal, tag-along rights or pre-emptive rights.

2.2 OWNERSHIP; TITLE TO PURCHASED SHARES. It is the beneficial owner of the number of Purchased Shares to be sold by it at the Closing. It represents and warrants that at the Closing, it shall deliver to the Purchaser good title to, and all rights to vote, all of the shares constituting its part of the Purchased Shares, free and clear of any Encumbrances. For purposes of this Agreement, an "ENCUMBRANCE" shall mean any form of legal or security interest of a third party including but not limited to any lien, mortgage, pledge, charge, title retention, right to acquire, hypothecation, option or right of first refusal. Excluding a portion of the Purchased Shares that are being sold by Macpell, which were purchased by Macpell on the "open market", the Purchased Shares have not been registered under the securities laws of the United States and may only be sold on the NYSE following such registration or pursuant to an applicable exemption therefrom.

2.3 NO VIOLATIONS. Subject to Section 4.3 herein and except as set forth in
SCHEDULE 2.3 attached hereto, the execution, delivery and performance by the Seller of this Agreement will not (i) violate any applicable law; (ii) require any consents or approvals of, or filings or registrations with, any governmental agency, or regulatory authorities or any other party to any agreement to which such Seller is a party, which had not been received before the signing of this Agreement; (iii) to the Seller's knowledge, result in the breach of any material agreement or license to which the Company or any Seller is a party; or (iv) to the Seller's knowledge, require the Company or any Seller to obtain any consents or approvals from any governmental authority.

2.4 FINANCIAL STATEMENTS. The Purchaser has been provided with the consolidated audited balance sheets of the Company as of December 31, 2002, and the unaudited but reviewed financial statements for the nine month period ended September 30, 2003, and the related statements of income, cash-flow and statements of shareholders' equity of the Company for the periods then ended, together (in the case of the audited financial statements) with the notes thereto (the "FINANCIAL STATEMENTS").

The Financial Statements are accurate and complete in all material respects and present fairly the financial position of the Company as of their respective dates and the results of operations of the Company for the periods covered thereby. The Financial Statements have been prepared in accordance with United States generally accepted accounting principles, consistently applied throughout the periods covered. Since September 30, 2003, the Company's business has not suffered any material adverse change.


2.5. COMPLIANCE WITH SECURITIES RULES AND REGULATIONS. During the two year period immediately prior to the date hereof, the Company has timely filed all required forms, reports and documents with the Securities Exchange Commission (the "SEC"), each of which has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT") and the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and the rules and regulations promulgated thereunder, each as in effect on the dates such forms, reports and documents were filed. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each report, registration statement (on a form other than Form S-8) and definitive proxy statement filed by the Company with the SEC during the two year period immediately prior to the date hereof (the "COMPANY SEC DOCUMENTS"), including, any financial statements or schedules included or incorporated by reference therein, complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

2.6. ALL MATERIAL INFORMATION. The representations furnished to the Purchaser in connection with this Agreement, when taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.


2.7. SELLERS' UNDERTAKING.

(a) The Sellers hereby undertake to vote all of the Tefron shares held or otherwise controlled by them in favor of the approval by the General Meeting of Shareholders of Tefron of the Tefron Purchase Agreement and the transactions contemplated therein.

(b) Arwol undertakes that if, under any applicable law, Macpell shall be required to convene a General Meeting of Shareholders for the purpose of approving the transactions contemplated herein, it shall vote(or cause the trustee to vote) all of the Macpell shares held or otherwise controlled by it in the General Meeting of Shareholders of Macpell in favor of the approval of such transactions, to the extent within its control.

                                   ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser makes the following representations and warranties to the Sellers:

3.1 ORGANIZATION. The Purchaser is a special purpose vehicle formed for the purpose of effecting the transactions contemplated herein and in the Tefron Purchase Agreement.

NDMS, the general partner of the Purchaser, is wholly owned by the Delaware Fund. NDMS has full and exclusive power to take any and all actions of behalf of the Purchaser and to exercise all rights of the Purchaser, including but not limited to, with respect to its interests in Tefron and its rights pursuant to this Agreement.

FIMI 2001 Ltd., the Managing General Partner of the Israeli Fund and the Delaware Fund, has full and exclusive power to take any and all actions on behalf of NDMS.

3.2  AUTHORIZATION; BINDING AUTHORITY; ENFORCEABILITY.

     (a) The Purchaser has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, to consummate the transactions contemplated hereby, and to purchase the Purchased Shares from the Sellers pursuant to the provisions of this Agreement.

     (b) This Agreement has been duly executed and delivered by the Purchaser, and constitutes the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms.

3.3 NO VIOLATIONS. The execution, delivery and performance by the Purchaser of this Agreement will not (i) violate any laws applicable to the Purchaser; (ii) violate, conflict with, terminate, modify or constitute a breach of, or a default under, the organizational documents of the Purchaser or any agreement to which the Purchaser is a party or a commitment to which it is obligated; or
(iii) require any consents or approvals from any governmental agency, or regulatory authorities or any other party to any agreement to which the Purchaser is a Party.

3.4. The entities comprising the Fund are sophisticated investors that have experience in business and financial matters and are capable of evaluating the merits and risks relevant to the Company and to the transaction contemplated by this Agreement.

3.5. The Purchaser has had adequate opportunity to ask questions and receive answers from the Sellers and to receive such other information as it has requested in order to evaluate the transactions contemplated herein, including, without limitations the Financial Statements and the Company SEC Documents).The Purchaser confirms that it has conducted legal and financial due diligence of the Company as it deemed appropriate and has reviewed the Company's SEC filings listed in SCHEDULE 3.5 attached hereto.

3.6. The Purchaser is able to bear the economic risk associated with the purchase of the Purchased Shares. The Purchaser is acquiring the Purchased Shares for its own account for investment purposes only and not for the purpose of distributing or reselling the Shares. The Purchaser acknowledges that in making its decision to enter into the transactions contemplated herein, it has not relied on any information other than the representations and warranties set forth in this Agreement, the Tefron Purchase Agreement and public information filed with the NYSE.

3.7 The Purchaser understands, acknowledges and agrees that all or a portion of the Purchased Shares have not been registered under the securities laws of any jurisdiction, and may not be transferred without such registration or an exemption therefrom. Until registered under the Securities Act or otherwise permitted under the Securities Act, all certificates evidencing any of the Purchased Shares shall bear a legend, prominently stamped or printed thereon, reading substantially as follows:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR THE AVAILABILITY OF AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS".

3.8 Nothing set forth in this Section 3 shall be deemed to detract from or otherwise prejudice the Purchaser's reliance on the Sellers' representations and warranties set forth in Section 2 above.



                                   ARTICLE IV

                              CONDITIONS TO CLOSING



4.1 CONDITIONS TO CLOSING OF THE PURCHASER:

The obligations of the Purchaser to purchase the Purchased Shares and transfer the Purchase Price at the Closing are subject to Section 4.3 herein and to the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in writing, in whole or in part, by the Purchaser, which waiver shall be at the sole discretion of the Purchaser:

     (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties made by each of the Sellers in this Agreement shall be true and correct in all material respects as of the Closing as if made on the date hereof.

     (b) TEFRON CLOSING. All of the terms and conditions to the closing under the Tefron Purchase Agreement shall have been met and the Closing (as defined therein) shall have taken place.

     (c) BOARD OF DIRECTORS. The General Meeting of shareholders of the Company shall have approved, effective as of the Closing, the election to the Company's seven-member Board of Directors (not including external directors), of three members designated by the Purchaser, all in accordance with Section 5.1 below.

4.2 CONDITIONS TO CLOSING OF THE SELLERS.

The obligation of each of the Sellers to sell its part of the Purchased Shares at the Closing is subject to Section 4.3 herein and to the fulfillment at or before the Closing of the following condition, which may be waived in writing by both Sellers, collectively, which waiver shall be at the sole discretion of the
Sellers:

REPRESENTATIONS AND WARRANTIES. The representations and warranties made by the Purchaser in this Agreement shall be true and correct in all material respects as of the Closing as if made on the date hereof.

4.3 TERMINATION

     In either of the following cases, this Agreement shall become null and void and the parties will not have any claims against each other:

     (a) if the Tefron Closing is not consummated within 120 days (or a longer period, if approved in writing by the Purchaser and the Sellers) from the date of this Agreement; or

     (b) if under any applicable law Macpell shall be required to convene a General Meeting of Shareholders for the purpose of approving the transaction contemplated herein and such General Meeting does not approve such transactions.

          For the purpose of avoiding any doubt, it is hereby clarified that if such General Meeting of Shareholders of Macpell approves Macpell's participation in this Agreement with respect to its terms regarding the parties' relationship as of the Closing (Article V), but does not approve the sale by Macpell, pursuant to the provisions of this Agreement, of any of the Company's shares held by Macpell, then Arwol shall sell to the Purchaser the entire amount of the Purchased Shares, and this Agreement shall not be terminated by reason of this Sub-Section 4.3 (b).



                                    ARTICLE V


The parties to this Agreement (each shall be referred to in this Section 5 as a "SHAREHOLDEr" and, collectively, the "SHAREHOLDERS") agree that concurrently with, and subject to, the Closing, the provisions contained in this Article V shall become effective and shall remain in effect throughout the term defined in
Section 5.10 herein. The Sellers acknowledge that the Purchaser is entering into this Agreement and the Tefron Purchase Agreement in reliance on the implementation of the provisions contained in this Article V.

5.1. BOARD OF DIRECTORS

     (a) The Shareholders hereby agree to vote all of the Series A Ordinary Shares of the Company (the "ORDINARY SHARES") now or hereafter owned or controlled by them (including without limitation, Ordinary Shares owned by them upon exercise of any options or warrants to purchase Ordinary Shares or other convertible securities of the Company or upon conversion of convertible securities of the Company into Ordinary Shares), whether beneficially or otherwise held by them, for the election to the Company's Board of Directors of:
(i) three members (of whom at least one shall be female and at least one shall qualify as an "Independent Director" as such term is defined under the rules applicable to companies listed on the NYSE) and, subject to applicable law and as of the Company's first Annual General Meeting in 2004 - one external director, that shall be designated by the Purchaser, (ii) three members (of whom at least one shall qualify as an Independent Director and shall qualify as a "Financial Expert" (as such term is defined under the rules applicable to companies listed on the NYSE) and, subject to applicable law and as of the Company's first Annual General Meeting in 2004 - one external director, that shall be designated by the Sellers, and (iii) the Company's Chief Executive Officer.

     It is hereby agreed between Macpell and Arwol with respect to sub-paragraph
(ii) above, that the Sellers' nominees for directors shall be chosen and divided between the Sellers as follows: (a) each of the Sellers shall have the right to choose such number of nominees which bears the same ratio to the total number of the Sellers' nominees (as described in said sub-paragraph (ii)), as the ratio that the number of its Ordinary Shares bears to the total number of Ordinary Shares held by both Sellers (with respect to Arwol - rounded down to the nearest whole number of nominees, but not less than one nominee; and with respect to Macpell - rounded up to the nearest whole number of nominees, but not less than one nominee) ; (b) notwithstanding sub-paragraph (a) above, if the number of Ordinary Shares held by one of the Sellers is equal or greater than five times the number of Ordinary Shares held by the other Seller, the latter will have no right to choose a nominee, and all of the Sellers' nominees shall be chosen by the first.

     It is hereby clarified that the Sellers may decide (subject to any approval required under applicable law) to change their nominees' allocation mechanism described in the immediately preceding paragraph, without the need for any approval from the Purchaser. For the purpose of Section 5.1(a)(ii) herein, the Purchaser shall be bound to act (vote) only according to a written notice signed by both Macpell and Arwol.


     (b) The Shareholders confirm that the Company's Chairman, Mr. Arie Wolfson, has agreed to remain in office until the Company's first Annual General Meeting of Shareholders in calendar year 2005 (which General Meeting of Shareholders shall be convened by no later than July 31, 2005). Subject to the provisions of applicable law, on or before such Annual General Meeting of Shareholders the Shareholders shall endeavor to agree on the identity of the Chairman as of and following such Annual General Meeting of Shareholders; PROVIDED, HOWEVER, that in the event that the Shareholders are unable to agree on the identity of the Chairman, each of the Purchaser and the Sellers (taken as a group) shall each be entitled to designate the Chairman for an 18 month period, provided that the Purchaser shall be the first to exercise such right for a period commencing on and as of the Company's first Annual General Meeting of Shareholders in calendar year 2005.

     (c) The Shareholders shall appoint an Executive Committee for consultation purposes, which shall comprise of Messrs. Arie Wolfson and Ishay Davidi or, in the event any of them cannot fulfill such duty, an alternate member will be appointed by the Sellers (if Arie Wolfson can not fulfill his duties) or the Purchaser (if Ishay Davidi cannot fulfill his duties). For the avoidance of doubt, the Executive Committee is not a committee of the Company and may not bind the Company in any way.

     (d) No Shareholder, or any officer, director, shareholder or employee of such Shareholder, makes any representation or warranty as to the fitness or competence of the nominee of any other party to this Agreement to the Company's Board of Directors by virtue of its execution of this Agreement or by voting in accordance with the provisions of this Agreement. For the avoidance of doubt, each Shareholder (and the directors designated by it) shall be solely responsible for the compliance of its designee(s) with the requirements of applicable law relating to director's competency (including, without limitations, the provisions of Sections 226, 227 and 228 of the Companies Law, 1999 (the "COMPANIES LAW").

     (e) In the event of any share split, share dividend, recapitalization, reorganization or combination, the provisions of this Agreement shall apply also to any Ordinary Shares issued to the Shareholders with respect to, or in replacement of, their shareholdings in the Company prior to such act.


5.2. RIGHT OF FIRST OFFER; TAG-ALONG

     (a) If a Shareholder (the "SELLING PARTY") wishes to sell or otherwise transfer Ordinary Shares of the Company, such Shareholder shall be required to first make an offer to the other Shareholders (the "OFFEREES"), as set forth below.

     (b) The Selling Party shall send the Offerees a written offer in which the Selling Party shall specify the following information (the "OFFER"): (i) the number of Ordinary Shares that the Selling Party proposes to sell or transfer (the "OFFERED SHARES"); (ii) a representation and warranty that the Offered Shares shall be, at the time of their transfer, free and clear of Encumbrances; and (iii) the price that the Selling Party intends to receive in respect of the Offered Shares, which shall be stated in cash, together with the requested terms of payment thereof; (iv) the identity of the prospective purchaser or transferee, if any. The Offer shall constitute an irrevocable offer made by the Selling Party to sell to the Offerees the Offered Shares or to have such Offerees participate in such sale, all upon the terms specified in the Offer and as described below.

     (c) If the Offer specifies that it is contingent upon the purchase of all of the Offered Shares, the Selling Party shall be entitled to refuse to transfer the Ordinary Shares pursuant to the Offer to the Offerees if the Offerees do not wish to purchase all of the Offered Shares.

     (d) Each Offeree will notify the Selling Party within 10 business days of receipt of the Offer whether it (i) wishes to purchase all or any portion of the Offered Shares, or (ii) wishes to participate in the sale to a proposed purchaser specified in the Offer or, if there was no proposed purchaser at the time of the Offer, any other third party. If an Offeree did not give such notice electing any of the above (i) or (ii) alternatives, such Offeree shall be deemed to have notified that it does not wish to either buy the Offered Shares or participate in the sale thereof. In case that according to the Offerees' notifications, they wish to purchase more than the entire amount of the Offered Shares and they do not reach an agreement on the allocation of such Offered Shares, each Offeree shall be entitled to purchase its pro rata share of the Offered Shares. Each Offeree's pro rata share of the Offered Shares shall be a fraction, of which the number of Ordinary Shares of the Company owned by such Offeree on the date of the Offer shall be the numerator and the total number of Ordinary Shares of the Company held (on such date of the Offer) by all Offerees who wish to purchase the Offered Shares shall be the denominator.

     (e) If one or more of the Offerees agrees to purchase the Offered Shares on the terms specified in the Offer, the Offered Shares shall become the property of the Offeree(s) against payment of the consideration as specified in the Offer. If there remain any Ordinary Shares that have not been acquired by the Offerees and the Selling Party has not exercised its right to refuse to transfer any of the Offered Shares pursuant to the Offer (as set forth in sub-section (c) above), then subject to the Offerees' rights under sub-section (f) below, the Selling Party may sell such Ordinary Shares or, if it has exercised its right under sub-section (c) above, all Offered Shares, the proposed purchaser specified in the Offer or, if there was no proposed purchaser at the time of the Offer, any other third party, provided that such sale is consummated (i) in a bona fide transaction within a 90 day period (ii) at a price that is not lower than that specified in the Offer; (iii) subject to payment terms that are no more favorable to the purchaser than those specified in the Offer, and (iv) provided that, unless the sale is consummated by means of "market trade", the transferee of the Offered Shares shall acknowledge in writing that it agrees to be bound by the provisions of this Section 5, as if it were an original party to this Agreement.

     (f) If an Offeree does not wish to accept the Offer but wishes to sell or otherwise transfer any or all of such Offeree's Ordinary Shares together with the Offered Shares being sold by the Selling Party, the Offeree (the "TAG ALONG SHAREHOLDER") shall, during such 10 business day period, have the right to notify the Selling Party of its intention to exercise its Tag Along Right pursuant to this sub-section (f) (the "TAG ALONG NOTICE"). Following the Tag Along Notice, the Tag Along Shareholder shall add to the Ordinary Shares being sold by the Selling Party to such proposed purchaser (the "PROPOSED PURCHASER") that number of Ordinary Shares which bears the same ratio to the total number of Ordinary Shares held by the Tag Along Shareholder, as the ratio that the number of the Offered Shares bears to the Selling Party's total number of Ordinary Shares of the Company, and upon the same terms and conditions under which the Selling Party's Ordinary Shares shall be sold. In the event that the Tag Along Shareholder exercises its rights hereunder, the Selling Party must cause the Proposed Purchaser to add such Ordinary Shares to the Offered Shares to be purchased by the Proposed Purchaser, as part of the sale agreement, or reduce the number of Ordinary Shares that it proposes to sell to the Proposed Purchaser (in which case, the Selling Party and any Tag Along Shareholder will contribute the identical portion of Ordinary Shares relative to their total shareholdings in the Company), and either conclude the transaction in accordance with such revised structure or withdraw from completing the transaction. Notwithstanding the foregoing, in the event that the exercise of the Tag-Along Right by an Offeree would result in such Offeree's non-compliance with the restrictions set forth in Sections 103 or 104 of the Israeli Tax Ordinance, to the extent then applicable to it, then, in lieu of participation in the proposed sale of Company shares to the Proposed Purchaser, such Offeree shall be entitled to sell on a later date, such number of Company shares which the Offeree would have been entitled to add to the Offered Shares sold to the Proposed Purchaser, and the restrictions on transfer set forth in this Section 2 shall not apply to such sale.

     (g) Notwithstanding the foregoing, the provisions of this Section 5.2 shall not apply to any transfer of Ordinary Shares by a Shareholder to its Permitted Transferees (provided that such Permitted Transferee shall acknowledge in writing that it agrees to be bound by the provisions of this Section 5, as if it were an original party to this part of the Agreement) nor to any transfer from Macpell to Arwol or from Arwol to Macpell. For purposes of this Agreement, the term "PERMITTED TRANSFEREES" shall mean (i) a transferee by operation of law;
(ii) in the case of a transfer by a Selling Party that is an investment fund, any affiliated fund managed by the same general partner or management company or by an affiliate thereof and/or the investors of such investment fund, (iii) an entity controlled by, controlling, or under common control with the Selling Party or any person set forth in (i) - (iii); (iv) an individual (and/or any of his immediate family members) controlling the Selling Party or any person set forth in (i) - (iii); and (v) a transferee in a swap (or substantially similar) transaction according to which the Selling Party receives shares of Macpell as consideration for Ordinary Shares in Tefron, in a manner that its holdings in Tefron, directly, and indirectly through Macpell, are not materially reduced.

     (h) Notwithstanding anything to the contrary, any transfer of Company shares by a Shareholder to any direct competitor of the Company or to any entity that is a "Controlling Shareholder" (as such term is defined in the Companies
Law) of a direct competitor of the Company, will require the prior written consent of each of the other Shareholders.

     (i) Notwithstanding the above, the sale by each of the Purchaser and the Sellers (taken as a group), in one or more instances, of shares of the Company constituting in the aggregate less than 2.7% of the Company's issued and outstanding share capital, shall not be subject to any of the restrictions on transfer set forth in this Section 2.

     (j) Notwithstanding the above, in the event that a banking institution realizes its pledge over Ordinary Shares of the Company held by a Shareholder and wishes to sell any or all of such shares, the other Shareholders, whose Ordinary Shares of the Company are not being sold by such banking institution, shall not be granted the Right of First Offer set forth in Sections 5.2(a)-(e) above or the Tag-Along Right set forth in Section 5.2(f) above with respect to such shares.

     (k) The restrictions set forth above shall also apply to a sale or other disposition of limited partnership interests in the Purchaser if, following such sale or disposition, the Fund would beneficially hold less than 50% of the aggregate partnership interests in the Purchaser or FIMI 2001 Ltd. shall no longer control the Purchaser.

5.3. DRAG ALONG


Notwithstanding anything to the contrary set forth in this Section 5, in the event that any of the Shareholders ("DRAG ALONG INITIATOR") secures a bona fide offer from any third party, in cash or publicly traded securities, to purchase all of the Ordinary Shares then held by, in cash or publicly traded securities, at a price per share (adjusted for allocation of dividend, bonus shares, splits etc.) of not less than US$10, provided that such price per share shall not be lower than 80% of the average of the closing prices of the Company's shares on the NYSE over the consecutive 60 trading days immediately preceding such sale, and the offeror conditions its offer on the acquisition of all the shares held by all of the other Shareholders at such time, such Shareholders will be required (subject to the provisions of the following paragraph), if so demanded by the Drag Along Initiator, to sell all of the shares of the Company then held by them to such offeror, at the same price and upon the same terms and conditions as those to which the sale by the Drag Along Initiator is subject. Notwithstanding the foregoing, in lieu of selling the shares, as demanded by the Drag Along Initiator, the other Shareholder(s) may acquire all of the Company's shares then held by the Drag Along Initiator at the price per share and upon the same terms and conditions as those to which the sale to the offeror would have been subject; PROVIDED, HOWEVER, that such acquisition of Company shares by the other Shareholder(s) shall be for cash only (and, if the consideration offered by the offeror is shares of a publicly traded entity, such shares shall be valued in accordance with the average closing price of such shares on the principal stock exchange on which they are traded over the 30 day period prior to such demand) and such cash amount shall be delivered to the Drag Along Initiator within 10 business days following its demand.

For the avoidance of doubt, an offer shall not be deemed bona fide if the Drag Along Initiator or any of its controlling parties is a "Baal Inyan" (as such term is defined in the Companies Law) in such third party or in the publicly traded entity whose shares are offered as consideration.

5.4. DISCUSSIONS PRIOR TO MEETINGS.

The Shareholders shall meet regularly and in any event prior to each General Meeting of shareholders of the Company and will review, discuss and attempt to reach a unified position with respect to principal issues on the agenda of each such meeting such as approval of any merger or acquisition, sale of all or substantially all of the Company's assets, etc. For the sake of avoiding any doubt, it is hereby clarified that this Section 5.4 shall not be interpreted as forcing any Shareholder to act or vote according to any position stated at such prior meeting, even if such position is acceptable to the other Shareholders (and even if such other Shareholders hold the majority of the Ordinary Shares).

5.5. DIVIDEND DISTRIBUTION.

The Shareholders shall formulate a mutually agreeable dividend distribution policy for the Company, which policy shall provide for the distribution of an annual amount, net after taxes (including withholding tax), of at least US$ 2 million with respect to calendar year 2004, and at least US$4.5 million, effective as of calendar year 2005, and shall utilize their best efforts to cause the Company to adopt such policy, subject to: (a) the provisions of applicable law (including NYSE requirements); (b) any undertaking and commitment made or to be made towards banks and other creditors; (c) the decision of the Company's Board of Directors, taking into account the Company's financial needs, investments and all other relevant aspects.

5.6. NO AGREEMENTS WITH OTHER SHAREHOLDERS OF THE COMPANY.

Excluding this Agreement, each Shareholder shall be prohibited from entering into any Stockholders Agreement (as defined herein) with any shareholder of the Company other than with any of the Shareholders; provided, however, that this Agreement shall prevail over any other agreement among any of the Shareholders.

For this Section 5.6, "Stockholders Agreement" means a voting or similar agreement, or any agreement relating to the exercise of voting rights in the Company, or any similar undertaking or commitment (including a unilateral commitment), whether in the form a written instrument or otherwise.

5.7. MANAGEMENT FEE. The Shareholders hereby agree to vote all of the Ordinary Shares of the Company now or hereafter owned or controlled by them, whether beneficially or otherwise held by them, in order to cause the Company (i) to pay the Purchaser (or any of its affiliates) the Management Fees (as more fully set forth in the Tefron Purchase Agreement), and (ii) as of the date on which Arie Wolfson no longer serves as the Chairman of the Company's Board of Directors (the "CHAIRMAN"), to pay Arie Wolfson or his designees for their services to the Company, an aggregate annual amount of $120,000.

5.8. PURCHASE OF SHARES FROM DISCOUNT INVESTMENT COMPANY LTD.("DISCOUNT"). Any Shareholder (the "ACQUIRING PARTY") wishing to purchase Ordinary Shares of the Company from Discount shall be required to offer, in writing, to the other Shareholders to participate in such purchase, at the price per share and upon the same terms and conditions applicable to the purchase of Company shares by the Acquiring Party. Each Shareholder will notify the Acquiring Party within 7 business days of its receipt of such offer if it wishes to participate in such purchase, and to purchase its pro rata portion of the Company shares to be purchased from Discount. In the event that a Shareholder does not provide the Acquiring Party with a written notice within such 10 day period, such Shareholder shall be deemed to have waived its right to participate in such purchase.

5.9. Notwithstanding anything to the contrary herein, the parties acknowledge that 3,588,210 Ordinary Shares of the Company owned by Macpell (the "PLEDGED SHARES") are subject to a pledge created for the benefit of Bank Hapoalim B.M pursuant to that certain Deed of Pledge dated June 17, 2003 and, accordingly, the Pledged Shares were transferred and are registered in the name of Poalim Trust Services Ltd., the trust company of Bank Hapoalim B.M. (collectively, the "BANK"). Pursuant to the terms of such pledge, upon the occurrence of certain conditions, the Bank will be free to vote the Pledged Shares and shall not be bound by the provisions of this Article V.

5.10. TERM OF ARTICLE V.

     (a) The provisions of this Article V shall remain in effect until the fifth anniversary of the Closing.

     (b) Notwithstanding the above, the Purchaser shall cease to have any rights or privileges under this Article V as of the first date on which the Purchaser holds less than 10% of the Company's issued share capital (on a non-diluted basis), and shall cease to bear any obligation or duty under this Article V as of the first date on which the Purchaser holds less than 5% of the Company's issued share capital (on a non-diluted basis);

     (c) Notwithstanding the above, the Sellers shall cease to have any rights or privileges under this Article V as of the first date in which the Sellers hold (in the aggregate) less than 10% of the Company's issued share capital (on a non-diluted basis), and each Seller shall cease to bear any obligation or duty under this Article V as of the first date on which such Seller holds less than 5% of the Company's issued share capital (on a non-diluted basis).



                                   ARTICLE VI

                                  MISCELLANEOUS

6.1. TAXES; COMMISSIONS. Any sales, stamp or transfer tax due upon the sale of any Purchased Shares by the Sellers to the Purchaser under this Agreement shall be borne by the Sellers (taken as a group) and the Purchaser in equal parts. In the event that Macpell sells to the Purchaser Ordinary Shares of the Company constituting less than 50% of the Offered Shares, the portion of expenses to be borne by the Sellers, shall be borne by Arwol and Macpell on a pro rata basis.


6.3. EXPENSES. Each party hereto shall pay its own expenses in connection with the negotiation and preparation of this Agreement and the related agreements and the consummation of the transactions contemplated hereby and thereby; provided, however, that if the Closing is effected, then at the Closing, each of the Sellers shall pay one half of the Purchaser's fees and expenses described above in an amount of US$17,000 plus VAT (i.e. an aggregate of US$34,000 plus VAT by both Sellers).

6.4. SURVIVAL OF REPRESENTATIONS. All representations and warranties made by any party in this Agreement shall survive the Closing and be in effect until the termination of eighteen (18) months following the Closing Date, and following such 18 month period, the representations and warranties shall expire and be of no further force or effect.

6.5 NOTICES. All notices required or permitted hereunder to be given to a party pursuant to this Agreement shall be in writing and shall be deemed to have been duly given to the addressee thereof (i) if hand delivered, on the day of delivery, (ii) if given by facsimile transmission, on the business day on which such transmission is sent and confirmed, (iii) if mailed by registered mail, return receipt requested, five business days following the date it was mailed, to such party's address as set forth below or at such other address in Israel as such party shall have furnished to each other party in writing in accordance with this provision:


           If to Macpell: Macpell Industries Ltd.
                          28 Chida Street
                          Bnei Brak 51371
                          Israel
                          Facsimile:+972-3-6189868
                          with a copy to:

                          Dror Brandwein, Adv.
                          Meitar, Liquornik, Geva & Leshem Brandwein.
                          16 Abba Hillel Street,
                          Ramat Gan

                          Israel
                          Facsimile:  +972-3-6103111

           If to Arwol:   Arwol Holdings Ltd.
                          At: Volovelsky, Dinstein, Sneh & Co., Law Offices
                          Attn.: Mr. Pinhas Volovelsky, Adv.
                          14 Shenkar Street
                          Herzlia Pituach 46733
                          Israel
                          Facsimile: +972-9-9589695

           If to the Purchaser:

                          N.D.M.S Ltd.
                          c/o FIMI 2001 Ltd.
                          "Rubinstein House"
                          37 Petach Tikva Road
                          Tel: 03-5652244
                          Fax: 03-5652245

           With a copy to:

                          Sharon A. Amir
                          Nascitz, Brandes & Co.
                          5 Tuval Street, Tel-Aviv 67897
                          Israel
                          Tel:03-6235073/76
                          Fax:03-6235021

6.6 WAIVER. Any waiver hereunder must be in writing, duly authorized and signed by the party to be bound, and shall be effective only in the specific instance and for the purpose for which it was given. No failure or delay on the part of any Seller or the Purchaser in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

6.7 ENTIRE AGREEMENT. This Agreement, the exhibits and the schedules hereto constitute the entire agreement among the parties hereto and supersede any other agreement that may have been made or entered into by any Seller or the Purchaser relating to the transactions contemplated by this Agreement.

6.8 AMENDMENTS. This Agreement may be amended or modified in whole or in part only by a duly authorized written agreement that refers to this Agreement and is signed by the parties hereto.

6.9 LIMITATIONS ON RIGHTS OF THIRD PARTIES. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, other than the Sellers and the Purchaser, any rights or remedies under this Agreement.

6.10 CAPTIONS PREAMBLE, AND EXHIBITS. The captions in this Agreement are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. The Preamble, Schedules and Exhibits are an integral and inseparable part of this Agreement.

6.11 COUNTERPARTS. This Agreement may be executed in counterparts and by facsimile signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.12 GOVERNING LAW; DISPUTE RESOLUTION. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel. Any dispute arising under or with respect to this Agreement shall be resolved exclusively in the appropriate court in Tel Aviv, Israel.

6.13 FURTHER ASSURANCES. The parties hereto shall execute and deliver such additional documents and shall take such additional actions (including without limitation procuring such resolutions or regulatory approvals) as may be reasonably necessary or appropriate to effect the provisions and purposes of this Agreement and the consummation of the transactions contemplated hereby.

6.14 SEVERABILITY. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

6.15 MANNER OF PAYMENT. All payments that are paid pursuant to this Agreement shall be paid in U.S. Dollars to each party's respective bank accounts, as shall be designated by or on behalf of such party from time to time. All payments shall be made by initiating such payments on a banking day, before 11.00 a.m., Israel time, by bank wire transfer in immediately available funds, marked for attention as indicated.

6.15 SUCCESSORS AND ASSIGNS;

Except as otherwise expressly stated to the contrary herein, each of the parties hereto shall not assign or transfer any of its rights or obligations hereunder without the written consent of the other parties and the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns under law ("HA'AVARA AL PI DIN"), heirs, executors, and administrators of the parties.

6.16 HEITER ISKA. Wherever this Agreement, or any other future agreement between the parties hereto, refers to loans and/or interest rates, such agreements will be subject to Heiter Iska (in Hebrew: "???? ????"), under the customary terms used for that purpose in Israeli banks.



              [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, Macpell, Arwol and the Purchaser have each caused this Agreement to be duly executed as of the date first above written.







Arwol Holdings Ltd.
By________________________
Name______________________
Title_____________________

Macpell Industries Ltd.
By:_______________________
Name______________________

Title_____________________




Norfet, Limited Partnership

By: _______________________

Name: _____________________

Title: ____________________

                                                                       Exhibit C

                                NORFET AGREEMENT

                                   TEFRON PIPE

                            SHARE PURCHASE AGREEMENT

     THIS SHARE PURCHASE AGREEMENT (this "AGREEMENT") is made as of February 17, 2004 (the "EFFECTIVE Date"), by and between (i) Tefron Ltd., an Israeli company ("TEFRON" or the "COMPANY"), whose shares are traded on the New York Stock Exchange (the "NYSE"), and (ii) Norfet, Limited Partnership (the "INVESTOR"), an Israeli limited partnership wholly owned by (x) N.D.M.S Ltd. ("NDMS"), an Israeli private company, wholly owned by FIMI Opportunity Fund, L.P. (the "DELAWARE FUND"), a limited partnership formed under the laws of the State of Delaware, (y) FIMI Israel Opportunity Fund, Limited Partnership (the "ISRAELI FUND"), a limited partnership, formed under the laws of the State of Israel, and
(z) certain designees and co-investors listed in EXHIBIT A attached hereto (collectively with the Israeli Fund and the Delaware Fund, the "FUND").

     WHEREAS, the Investor desires to invest in the share capital of the Company, by purchasing the Shares (as defined below), upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, the Board of Directors of the Company has decided to issue to the Investor 3,529,412 Series A Ordinary Shares of the Company, nominal value NIS
1.00 per share (the "SHARES"), upon the terms and subject to the conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereto agree as follows:

1.   (a) PURCHASE AND SALE OF SHARES

     Upon the terms and subject to the conditions set forth in this Agreement, the Investor agrees to purchase, and the Company agrees to sell and issue to the Investor, at the Closing (as defined in Section 2.1) the Shares, at a price per share of $4.25 (the "PPS"), and an aggregate purchase price of $15,000,000 (Fifteen Million US Dollars) (the "PURCHASE PRICE").

     (b) PPS ADJUSTMENTS

     Notwithstanding the foregoing, in the event that the Company's earnings before income tax, depreciation and amortization (the "EBITDA") (excluding
     (i) the EBITDA of Alba Health LLC ("ALBAHEALTH") to the extent it exceeds zero, and (ii) any increase in the EBITDA of Alba Waldensian, Inc. ("ALBA"), as a result of the exercise of the Put Option (as defined in Section 2.2(e) below)) for fiscal year 2004 (the "2004 EBITDA"), as set forth in the Company's audited consolidated financial statements for the year ending on December 31, 2004 (the "2004 FINANCIALS"), is less than US$23 million, then the PPS shall be adjusted as follows: (i) if the Company's EBITDA is equal to or lower than US$16 million, then the PPS will be retroactively reduced by US$0.75 (i.e., to US$3.50), and (ii) if the Company's EBITDA is higher than US$16 million but lower than US$23 million, the PPS will be retroactively reduced, as follows:

                                   TEFRON PIPE


     PPS= 4.25 - 0.75*[X]

     X=[(23,000,000 -2004 EBITDA)/1,000,000]/7]

     The PPS, as reduced, shall be referred to herein as the "ADJUSTED PPS".

     In the event that the Adjusted PPS is not equal to the PPS, the Company, at its sole discretion, shall either (i) deliver to the Investor, within fourteen (14) business days following the release of the 2004 Financials, a number of additional Ordinary Shares (the "ADDITIONAL SHARES") that is equal to the difference between the number of Shares issued to the Investor at the Closing and the number of Ordinary Shares that would have been issued to the Investor at the Closing had the original PPS been equal to the Adjusted PPS, or (ii) pay the Investor, within ten (10) business days following the release of the 2004 Financials a cash amount equal the difference between the PPS and the Adjusted PPS per each share purchase by the Investor hereunder.

2.   CLOSING OF ISSUE AND PURCHASE

     2.1 THE CLOSING. The parties shall hold the closing (the "CLOSINg") at the offices of Naschitz, Brandes & Co., 5 Tuval Street, Tel Aviv, Israel, on the 10th business day following the date on which the General Meeting of Shareholders of the Company approves the transactions contemplated herein (such approval shall be referred to herein as the "TERM PRECEDENT"), or at such other date as the Company and the Investor shall agree (the "CLOSING DATE").

     2.2.TRANSACTIONS AT THE CLOSING. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any required document delivered until all such transactions have been completed and all required documents delivered:

          (1) The Investor shall have received from the Company the following documents:

               (a) True and correct copies of the resolutions of the Company's General Meeting of Shareholders approving the transactions contemplated herein;

               (b) An opinion of counsel to the Company, substantially in the form of SCHEDULE 2.2 (1)(B) to this Agreement; and

               (c) A certificate duly executed by an officer of the Company (without personal liability of such officer) dated as of the Closing Date (the "COMPLIANCE CERTIFICATE") in the form attached hereto as
          SCHEDULE 2.2 (1)(C).

                                   TEFRON PIPE


               (d) Copies of the Required Approvals and Notices (as defined below).

               (e) A written undertaking, duly approved by Alba, addressed to the Company and to the Investor, in which Alba undertakes to exercise the put option (the "PUT OPTION") granted to it by AlbaHealth pursuant to that certain Put Agreement dated September 6, 2003 (the "PUT AGREEMENT"), immediately following September 2004, and as soon as AlbaHealth's total EBITDA in its then last four quarterly financial statements is equal to or higher than US$8 million; PROVIDED, HOWEVER, that Alba shall not be required to exercise the Put Option if, and for as long as, (i) the Company's consolidated debt is equal to, or lower than, US$50 million (of which, not less than US$30 shall be long-term debt), and (ii) neither Alba nor the Company or any of its subsidiaries is in default under any of the financial covenants set forth in the loan agreement(s) to which such entity is a party.

          (2) The Company shall have received from the Investor an opinion of counsel to the Investor, substantially in the form of SCHEDULE 2.2 (2) to this Agreement.

          (3)The Investor shall pay the Purchase Price to the Company by SWIFT wire transfer of immediately available funds to the Company's following bank account: (i) 60% of the Purchase Price should be transferred to Bank Hapoalim B.M., Branch No. 655, Company Account No. 531904, and (ii) the remaining 40% of the Purchase Price shall be transferred to Israel Discount Bank Ltd., Branch No. 10, Company Account No. 72036, and the issuance of the Shares in the name of the Investor shall come into effect.

3.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to the Investor, and acknowledges that the Investor is entering into this Agreement and the SPA (as defined below) in reliance thereon, as follows:

     3.1 ORGANIZATION. The Company is a corporation duly organized and validly existing under the laws of the State of Israel. The Company is duly qualified to conduct its business, and (with respect to those jurisdictions in which the concept of good standing is relevant) is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures which would not reasonably be likely to have a Material Adverse Effect (as defined below). The Company has the requisite corporate power and authority and the necessary governmental authority, franchise, license or permit to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its businesses as now being conducted, except for such failures which would not reasonably be likely to have a Material Adverse Effect. SCHEDULE
3.1 attached hereto sets forth each entity in which the Company owns at least 50% of either the voting shares and/or the equity (each of the aforesaid, (a "SUBSIDIARY" and, collectively, the "SUBSIDIARIES") and all other equity or similar interests, or any interest convertible or exchangeable or exercisable for any such equity or similar interest, in any other entities held by the Company or any Subsidiary. As used herein, the term "MATERIAL ADVERSE EFFECT" means any material adverse effect on the business, as now conducted or proposed to be conducted by, the assets, condition (financial or otherwise), liabilities or operations of, the Company and its Subsidiaries taken as a whole.

                                   TEFRON PIPE


     3.2 ORGANIZATIONAL DOCUMENTS. Set forth in SCHEDULE 3.2 is a complete and correct copy of the Memorandum of Association and the Articles of Association of Tefron, as amended to date. All of such organizational documents are in full force and effect.

     3.3 CAPITALIZATION.

     (a) The registered share capital of the Company immediately prior to the Closing shall be NIS 50,000,000, which registered share capital is divided into
(i) 4,500 Ordinary B Deferred Shares (the "DEFERRED SHARES"), all of which are issued and outstanding, and (ii) 49,995,500 Series A Ordinary Shares, nominal value NIS 1.00 each (the "ORDINARY SHARES"), of which 13,409,566 are issued and outstanding (of which 997,400 shares are currently held by a wholly owned subsidiary of the Company).

In addition, the Company has issued employee and/or consultant options to purchase up to 1,854,323 Ordinary Shares (the "EMPLOYEE OPTIONS") out of a total amount of 2,266,049 Ordinary Shares, covered by the Company's Employee Stock Option Plan ("ESOP"). Prior to the Closing, the Company's General Meeting of Shareholders may approve the grant of additional options to purchase 650,000 Ordinary Shares of the Company to its CEO, Mr. Shiran, in which case, the Company shall increase the number of shares covered by the ESOP by no more than 438,274 (i.e. to 2,704,323 Ordinary Shares). Following such increase and grant, 200,000 Ordinary Shares shall remain reserved for issuance upon the exercise of options to be granted in the future pursuant to the ESOP.

Except for the foregoing and for the transactions contemplated by this Agreement, there are no other shares, convertible or other securities, outstanding warrants, options, or other rights to subscribe for, purchase, or acquire from the Company any securities of the Company, and there are not any contracts or binding commitments providing for the issuance of, or the granting of rights to acquire from the Company, any securities of the Company or under which the Company is, or may become, obligated to issue any of its securities. Without derogating from the above, prior to the Closing, the Company may enter into an agreement with a third party investor(s) (the identity of which must be approved in advance by the Investor), which agreement shall provide for the purchase by such investor(s) of Ordinary Shares of the Company, at a price per Ordinary Share of at least US$4.65, and an aggregate purchase price of up to US$7,000,000. The closing of any such contemplated equity investment shall not take place prior to the Closing.

     (b) Except as set forth in SCHEDULE 3.3, there are no bonds, debentures, notes or other indebtedness issued by the Company or, to the Company's knowledge, granted by third parties that have the right to vote on any matters on which the Company's shareholders may vote.

                                   TEFRON PIPE


Except for agreements or other documents set forth in SCHEDULE 3.3, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company's share capital. All of the issued and outstanding share capital of the Company has been duly authorized and validly issued and is fully paid and nonassessable.

     (c) All of the Shares issuable in accordance with this Agreement will be, when paid for and issued at the Closing as provided in this Agreement, duly authorized, validly issued, fully paid and nonassessable, shall not be subject to call, forfeiture or preemptive rights, and shall be delivered free and clear of all Encumbrances. The term "ENCUMBRANCE" means and includes any interest or equity of any person (including any right to acquire, option, or right of preemption) or any mortgage, charge, pledge, lien, or assignment, or any other encumbrance or security interest over or in the relevant property.

     3.4 AUTHORITY. Subject to the fulfillment of the Term Precedent (as defined in Section 2.1 above), the Company has the necessary corporate power and authority to enter into this Agreement and each of the other agreements, certificates or other instruments required to be delivered hereunder by the Company at or prior to Closing (the "TEFRON TRANSACTION DOCUMENTS") and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the other Tefron Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby shall have been, at the Closing Date, duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company (other than the Term Precedent) shall be necessary to authorize this Agreement and each of the other Tefron Transaction Documents or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Investor, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights generally and by the application of general principles of equity. Each of the other Tefron Transaction Documents, when executed and delivered by the Company, shall have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties thereto, shall constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights generally and by the application of general principles of equity.

                                   TEFRON PIPE


     3.5 NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

     (a) The execution and delivery of this Agreement by the Company do not, and the execution and delivery by the Company of each of the other Tefron Transaction Documents and the performance by the Company of its obligations under this Agreement and each of the other Tefron Transaction Documents, will not, with or without the giving of notice or the lapse of time or both, (i) conflict with or violate the organizational documents of the Company or any of its Subsidiaries, (ii) subject to obtaining the Required Approvals and Notices (as defined below), conflict with or violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to the Company or any Tefron Subsidiary or by which any of their respective properties or assets is bound or affected, or (iii) except as set forth in SCHEDULE 3.5, result in any breach of or constitute a default under, or give to others any rights of termination, amendment, acceleration or cancellation of any material agreement to which the Company or any of its Subsidiaries is a party, or result in the creation of any Encumbrance on the properties or assets of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company is bound.

     (b) The execution and delivery of this Agreement by the Company do not, and the execution and delivery of each of the other Tefron Transaction Documents and the performance of this Agreement and each of the other Tefron Transaction Documents by the Company, will not, require any consent, approval, authorization or permit of or filing with or notification to, any Governmental Entity (as defined below), by or with respect to the Company, except (i) for applicable requirements, if any, of the consents, approvals, authorizations, permits or notification described in SCHEDULE 3.5 (the "REQUIRED APPROVALS AND NOTICES"), and (ii) where failure to obtain the required consents, approvals, authorizations or permits, or to make such filings or notifications, (A) would not prevent or delay consummation of any of the transactions contemplated by this Agreement or any other Tefron Transaction Document in any material respect, or otherwise prevent the Company from performing its obligations under this Agreement or any other Tefron Transaction Document in any material respect, and
(B) would not reasonably be likely to have a Material Adverse Effect. As used herein the term "GOVERNMENTAL ENTITY" means any Israeli or U.S. entity exercising executive, legislative, judicial, regulatory or administrative function of or pertaining to government.

                                   TEFRON PIPE


     3.6 SEC FILINGS; FINANCIAL STATEMENTS.

     (a) The Company has filed all forms, reports, statements and other documents required to be filed with the Securities and Exchange Commission ("SEC") for the two years preceding the date hereof and has heretofore delivered to counsel for the Investor, in the form filed with the SEC during such period, together with any amendments thereto, all (i) Annual Reports on Form 20-F, and
(ii) all proxy statements relating to meetings of shareholders (whether annual or special) (collectively, the "TEFRON SEC REPORTS"). In addition, it has published as a press release the financial statements for the first three quarters of 2003, which have been previously delivered to counsel for the Investor (the "2003 FINANCIALS"). Except as set forth in the letter issued by the SEC on February 11, 2004, attached hereto as SCHEDULE 3.6(A), as of their respective filing or publication dates, the Tefron SEC Reports complied as to form in all material respects with the requirements of the United States Securities Exchange Act of 1934 (the "EXCHANGE ACT") and the United States Securities Act of 1933, as amended (the "SECURITIES ACT") applicable to the Company. The Tefron SEC Reports and the 2003 Financials did not at the time they were filed or published, respectively, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (b) The audited consolidated financial statements of the Company included in the Tefron SEC Reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as in effect at the time of filing. The financial statements, including all related notes and schedules, contained in the Tefron SEC Reports (or incorporated by reference therein) and in the 2003 Financials present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods indicated, in accordance with United States generally accepted accounting principles (GAAP).

     3.7 OPERATIONS IN THE ORDINARY COURSE. Except as set forth in SCHEDULE 3.7 attached hereto or otherwise disclosed in the Tefron SEC Reports or the 2003 Financials, between September 30, 2003 and the date of this Agreement, the Company has operated its business in the usual and ordinary course consistent with past practices and there has been no event which resulted or is likely to result in a Material Adverse Effect.

     3.8 LITIGATION. Except as set forth in SCHEDULE 3.8 attached hereto, there are no claims, actions or proceedings pending or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries, any of their respective properties (or any of their respective officers or directors, in such capacity) before any court, arbitral, mediation or regulatory authority or body, domestic or foreign, that individually or in the aggregate (i) would reasonably be likely to, or if adversely decided may be expected to, have a Material Adverse Effect, or (ii) challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

     3.9 LICENSES AND PERMITS; COMPLIANCE WITH LAWS.

Except with respect to the Company's non compliance with the minimum shareholders' equity and the minimum market capitalization requirements of the NYSE, which non-compliance with respect to the shareholders' equity shall be, and with respect to the minimum market capitalization requirement, is reasonably expected to be, rectified by and upon the consummation of the transactions contemplated herein, to the Company's knowledge, the Company does not lack permits, licenses, authorizations or approvals necessary to conduct its business, and is not in material violation of Applicable Law or any permits, licenses, authorizations and approvals that have been obtained by it, which the failure to obtain or such violation, as applicable, would reasonably be likely to have a Material Adverse Effect. As used herein, the term "APPLICABLE LAW" means any provision of any statute, law, ordinance, rule, regulation, governmental decree, order, concession, grant, permit or license, or other governmental authorization or approval applicable to the Company.

                                   TEFRON PIPE


     3.10 INTELLECTUAL PROPERTY.

     (a) Except as set forth in SCHEDULE 3.10(A) attached hereto, the Company has no knowledge of any material infringement by the Company of any intellectual property right or other proprietary right of any third party, and no such infringement shall result in any way from the signing and execution of this Agreement or any of the other Tefron Transaction Documents or the consummation of any or all of the transactions contemplated hereby and thereby, and no claim has been made by any third party based upon an allegation of any such infringement;

     (b) The Company takes commercially reasonable effort to ensure that all officers, employees and consultants of the Company and its Subsidiaries shall be under an obligation regarding the protection of proprietary information and the assignment to such entity of any intellectual property arising from services performed for such employer by such persons, all in a manner satisfactory to the Company, except when, having regard to the nature and function of the tasks performed by the officer, employee, or consultants, failure to be bound by such an obligation would not be reasonably anticipated to have, individually or in the aggregate, a Material Adverse Effect.

     (c) The Company takes commercially reasonable effort to ensure that all use, disclosure or appropriation of Confidential Information (as defined in Section 5.2 below) owned by the Company or any of its Subsidiaries by or to a third party shall be subject to the terms of a confidentiality obligation taken by, or imposed on, such third party, towards the Company or such Subsidiary, all in a manner satisfactory to the Company.

     (d) Except as set forth in Schedule 3.10(d) attached hereto, no claim has been made by any third party that the use, disclosure or appropriation of Confidential Information not owned by the Company or any Subsidiary has been in material violation of the terms of a written agreement between the Company or such Subsidiary and the owner of such Confidential Information, or is otherwise materially unlawful.

     3.11 MATERIAL AGREEMENTS. Except as set forth in SCHEDULE 3.11, the Company has delivered to the Investor a true and full copy of each of the material agreements to which the Company or any of its Subsidiaries is a party (including the agreements referred to in the Company's filings) (the "MATERIAL AGREEMENTS"). Such Material Agreements are valid and in full force and effect on the date hereof, and, except as set forth in Schedule 3.11 attached hereto, neither the Company nor, to the Company's knowledge, any other party, has violated any provision thereof, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any Material Agreement except for violations or defaults which would not reasonably be likely to have a Material Adverse Effect. The enforceability of any Material Agreement will not be affected in any manner by, the existence of this Agreement and the Tefron Transaction Documents, or the consummation of the transactions contemplated hereunder or thereunder.

                                   TEFRON PIPE


     3.12 EMPLOYEES.

     (a) The Company has delivered to the Investor full and complete copies of all employment agreements or management and consulting agreements currently in force for each of the three most highly paid individuals employed or hired by the Company or any of its Subsidiaries.

     (b) The Company has delivered to the Investor the form of contracts under which substantially all the officers, employees and consultants of the Company and its Subsidiaries at the date hereof are engaged, which include provisions relating to non-disclosure and non-competition.

     3.13 LABOR RELATIONS. Other than as set forth in SCHEDULE 3.13 hereto, there is not now or has been threatened any material labor dispute, strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to the employees of the Company, taken as a group, or any officer or key employee of the Company.

     3.14 ENVIRONMENTAL MATTERS. To the Company's knowledge, it is in material compliance with all applicable environmental laws and regulations ("ENVIRONMENTAL LAWS") in effect on the date hereof, and there are no facts involving the storage, treatment, release, emission, discharge, disposal or arrangement for disposal of any hazardous materials by the Company or relating to its premises that are in violation of Environmental Laws, except where the failure to comply would not reasonably be likely to have a Material Adverse Effect.

     3.15 TAXATION. Except as set forth in SCHEDULE 3.15 attached hereto, the financial statements contained in the Tefron SEC Reports make adequate provisions for taxation for which the Company was then liable or accountable, to the extent required under United States GAAP (including, without limitation, with respect to any tax liability relating to the Alba's transactions with Alba Health, and the Company has promptly paid or provided in its books of account for all such taxation liability.

     3.16 INSURANCE. The Company has acquired the insurance policies as set forth in SCHEDULE 3.16 hereto, which, based on the opinion of its insurance advisors, are adequate to cover the Company's risks.

     3.17 BROKERS. No person or firm has, or will have, as a result of any act or omission by the Company or anyone acting on behalf of the Company, any right, interest or valid claim against the Company or the Investor for any commission, fee or other compensation as a finder or broker or in any similar capacity with respect to the transactions contemplated under this Agreement.

                                   TEFRON PIPE


     3.18 REPRESENTATIONS COMPLETE. None of the representations or warranties made by the Company herein or in any Schedule or Exhibit hereto or any of Tefron Transaction Documents furnished by the Company pursuant to this Agreement contain or will contain at the Closing Date any untrue statement of a material fact, or omit or will omit at the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

4.   REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor hereby represents and warrants to the Company, and acknowledges that the Company is entering into this Agreement in reliance thereon, as follows:

     4.1 This Agreement, when executed and delivered by the Investor, constitutes a valid, binding, and enforceable obligation of the Investor.

     4.2 The Investor is an entity duly organized, and validly existing under the laws of the State of Israel, and has all requisite power and authority to carry out the transactions contemplated hereby, and the execution, delivery, and performance of the obligations of the Investor hereunder have been duly authorized by all necessary corporate action.

     4.3 The Investor acknowledges its understanding that the offering and sale of the Shares is intended to be exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and the provisions of Regulation D thereunder. The Investor is a special purpose vehicle formed by the Fund for the purpose of effecting the transactions contemplated herein. NDMS, the general partner of the Investor, is wholly owned by the Delaware Fund. NDMS has full and exclusive power to take any and all actions of behalf of the Investor and to exercise all rights of the Investor with respect to its interests in the Company.

FIMI 2001 Ltd., the Managing General Partner of the Israeli Fund and the Delaware Fund has full and exclusive power to take any and all actions on behalf of NDMS.

The Investor represents and warrants that each of the entities comprising the Fund, and each of the other persons whose name is set forth in Schedule A, is an "Accredited Investor", as that term is defined under Regulation D, and that such entity is a sophisticated investor that has experience in business and financial matters and is capable of evaluating the merits and risks relevant to the Company and to the transaction contemplated by this Agreement.

The Investor is able to bear the economic risk of an investment in the Shares. The Investor is acquiring the Shares for its own account for investment purposes only and not with a view to or for distributing or reselling the Shares.

                                   TEFRON PIPE


     4.4 Without derogating from the representations and warranties set forth in
Section 3 above, the Investor has conducted a due diligence review of the Company, has been given access to information regarding the Company, including the Company's SEC filings listed in SCHEDULE 4.4. attached hereto, and has utilized that access to its satisfaction, in order to receive all such information as it considered necessary, required and advisable for deciding whether and under which terms to purchase the Shares, and has had the opportunity to ask such questions as it has deemed necessary and to receive answers from representatives of the Company regarding the terms of the offering of the Shares and the business of the Company. The Investor acknowledges that in making its decision to enter into this transaction, it has not relied on any information other than the representations and warranties set forth in this Agreement and public information filed with the NYSE.

     4.5 The Investor understands, acknowledges and agrees that the Shares have not been registered under the securities laws of any jurisdiction, and may not be transferred without such registration or an exemption therefrom. Until registered under the Securities Act or otherwise permitted under the Securities Act, all certificates evidencing any of the Shares shall bear a legend, prominently stamped or printed thereon, reading substantially as follows:

     "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "SECURITIES ACT") or applicable State securities laws. These securities have been acquired for investment and not with a view to distribution or resale, and may not be sold or otherwise transferred without an effective registration statement for such securities under the Securities Act and applicable State securities laws, or the availability of an exemption from the registration provisions of the Securities Act and applicable State securities laws".

     4.6 The execution and delivery of this Agreement and the consummation of the transactions herein contemplated will not (i) result in any conflict with, breach of, or default (or give rise to any right of termination, cancellation or acceleration or the loss of any benefit) under any of the terms, conditions or provisions of the Investor's organizational documents or of any material agreement, permit or other instrument or obligation to which the Investor is a party or is bound, or (ii) violate any law or regulation, or any order, injunction, or judgment of any court or any governmental bureau or agency, domestic or foreign applicable to the Investor. No consent or approval by any governmental authority or any third party is required in connection with the execution by the Investor of this Agreement or the consummation by the Investor of the transactions contemplated hereby except for such actions, consents or approvals as have been obtained prior to the execution of this Agreement.

     4.7 NO FINDERS FEE. No person or firm has, or will have, as a result of any act or omission by the Investor or anyone acting on its behalf, any right, interest or valid claim against the Company for any commission, fee or other compensation as a finder or broker or in any similar capacity, with respect to any of the transactions contemplated under this Agreement.

                                   TEFRON PIPE


     4.8 Nothing set forth in this Section 4 shall be deemed to detract from or otherwise prejudice the Investor's reliance on the Company's representations and warranties set forth in Section 3 above.

5.   CONFIDENTIALITY.

     5.1 The Investor agrees that any Confidential Information (defined below) obtained pursuant to this Agreement, or provided to the Investor prior to the Closing, will not be disclosed or used by the Investor, the Fund or any of their representatives without the prior written consent of the Company.

     5.2 For the purposes of this Section 5 and Section 3.10 above, Confidential Information shall mean all information, including, but not limited to, financial information, business plans, budgets, customer lists, computer software, source codes, plans, drawings, technical specifications, patents, copyrights, and other intellectual property rights, in any form (paper, disk, or other), relating to the Company or its business . However, Confidential Information shall not include information which, as demonstrated by documentary evidence: (a) was in the Investor's possession prior to its disclosure; (b) is or becomes available to the public through no fault of the Investor; (c) was disclosed to the public by operation of law; or (d) is rightfully received by the Investor from a third party without a duty of confidentiality.

     5.3 The Investor acknowledges and agrees that in the event of any breach of this Section 5, the Company would be irreparably and immediately harmed and monetary damages would be inadequate compensation. It is, therefore, agreed that the Company, in addition to any other remedy to which it may be entitled by law or in equity, shall be entitled to an injunction or injunctions to prevent breaches of this Section 5 and to compel specific performance of this Section 5, without the need for proof of actual damages.

6.   CONDITIONS TO CLOSING

     6.1 CONDITIONS PRECEDENT TO THE OBLIGATION OF THE INVESTOR TO CLOSE. The obligation hereunder of the Investor to purchase the Shares and pay the Purchase Price is subject to the Term Precedent being complied with within 120 days following the date hereof, and the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in writing, in whole or in part, by the Investor, which waiver shall be at the sole discretion of the Investor.

     (a) ACCURACY OF THE COMPANY'S REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date when made and, except for such changes as are attributable to the Company's ordinary course of business and do not, in the aggregate, have a material adverse effect on its business or prospects, as of the Closing, as though made at that time.

                                   TEFRON PIPE


     (b) PERFORMANCE BY THE COMPANY. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing.

     (c) ALL DELIVERABLES READY. All documents and other items to be delivered to the Investor at the Closing as specified in Section 2.2(b) above, shall be duly executed, ready for delivery to the Investor.

     (d) HOLDINGS OF CONTROLLING SHAREHOLDERS. Immediately prior to the Closing, Arwol Holdings Ltd. ("ARWOL") and Macpell Industries Ltd. ("MACPELL") shall, collectively, hold more than 50% of the Company's Ordinary Shares (excluding shares held by the Company's subsidiary).

     (e) CONCURRENT PURCHASE OF SHARES FROM CERTAIN SHAREHOLDERS. The conditions to the closing (the "CONCURRENT CLOSING") of the Investor's purchase of an aggregate of 1,365,000 Series A Ordinary Shares of the Company from the Company's shareholders, Arwol and/or Macpell, pursuant to that certain Agreement (the "SPA"), dated as of the date hereof, shall have been satisfied and the transaction shall consummate concurrently with the Closing.

     (f) MANAGEMENT FEE. The General Meeting of Shareholders of the Company shall have approved (i) the payment to the Investor of management fees (the "MANAGEMENT FEE") in an aggregate amount of (i) US$172,000 plus Value Added Tax per annumuntil the Company's first Annual General Meeting of Shareholders in calendar year 2005, and (ii) US$120,000 plus Value Added Tax per annum, as of such meeting, which Management Fee shall cover non-exclusive strategic guidance and consulting services. Such services shall be provided on an as needed basis, as determined by Company and the Investor from time to time, and (ii) the amendment of the Consulting Agreement (as defined below) by providing that as of the date on which Arie Wolfson ceases to serve as Chairman of the Company's Board of Directors and for so long as Wolfson continues to provide consulting services to the Company, the annual amounts payable pursuant to the Consulting Agreement shall be reduced from US$253,800 to US$120,000, in each case supplemented by VAT.

     (g) REMUNERATION TO DIRECTORS. The Company's Board of Directors shall have resolved, effective as of the Closing, to cease any and all payments or other remuneration (including grant of stock options) to any of its directors (other than its independent directors) with respect to their service as directors, excluding, for the avoidance of doubt, (i) payment to New York Delight Ltd., a company beneficially owned by Arie Wolfson, or any other party designated by Wolfson, for services provided by Wolfson as Chairman of the Company's Board of Directors pursuant to that certain consulting agreement (the "CONSULTING AGREEMENT") between the Company, Arie Wolfson and New York Delight Ltd., dated August 5th, 2002, and (ii) any amounts due to the Company's directors with respect to the period terminating on and as of the Closing Date.

                                   TEFRON PIPE


     (h) DEBT RESTRUCTURING ARRANGEMENT. The Company shall have executed debt restructuring agreements with all its creditor banking institutions, which agreements shall include, among other things, terms that are not less favorable than the principles set forth in the Company's letter to such banking institutions, attached as SCHEDULE 6.1(H) hereto.

     (i) SHAREHOLDERS' EQUITY AND MARKET CAPITALIZATION ON THE CLOSING DATE. The Company's average closing price of the Company's shares on NYSE over the consecutive 30 trading-days immediately preceding the Closing shall not be less than US$3.14. In the event that the condition set forth in this sub-section (i) is not met, the Investor may elect to postpone the Closing by up to 60 days in which case, the Closing will take place upon the termination of such period provided that on such date, this closing condition is met. Notwithstanding the above, (i) in the event that the Investor elects to postpone the Closing in accordance with the provisions contained herein, the Company shall have the right to inform the Investor that it no longer wishes to go through with the contemplated investment and, accordingly, this agreement shall become null and void, and (ii) in the event that during such 60 day period, the average closing price of the Company's shares on the NYSE over any consecutive 30 trading-days is higher than US$3.14, then this closing condition shall be deemed to have been met and the parties shall be required to close the investment contemplated herein by no later than 10 business days following the date on which the Company informs the Investor in writing that such condition has been met.

     (j) SECURING OF FINANCING BY THE INVESTOR. The Investor shall have received financing (the "FINANCING") from Bank Hapoalim B.M and Israel Discount Bank Ltd., in the amount and upon terms and conditions not less favorable to the Investor than those set forth in the drafts of the bank loan documents dated February 16, 2004.

6.2. CONDITIONS PRECEDENT TO THE OBLIGATION OF THE COMPANY TO CLOSE. The obligation hereunder of the Company to issue and sell the Shares to the Investor is subject to the Term Precedent having been complied with within 120 days following the date hereof, and the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in writing, in whole or in part, by the Company, which waiver shall be at the sole discretion of the Company.

     (a) ACCURACY OF THE INVESTOR REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of the Investor shall be true and correct in all material respects as of the date when made and as of the Closing, as though made at that time.

     (b) PERFORMANCE BY THE INVESTOR. The Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investor at or prior to the Closing.

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                                   TEFRON PIPE


     6.3. For the avoidance of doubt, in the event that the Term Precedent is not complied with within 120 days, this Agreement shall become null and void and the parties will not have any claims against each other.

7.   REGISTRATION RIGHTS.

At the Closing, the Company and the Investor shall enter into a Registration Rights Agreement in the form attached hereto as SCHEDULE 7.

8.   POST CLOSING COVENANTS AND UNDERTAKINGS.

8.1. (a) INVESTOR ADDITIONAL PAYMENT UNDERTAKING. In the event that during the three year period commencing at the Closing Date the Investor shall sell, for cash or publicly traded securities (excluding publicly traded securities that are received in connection with a merger or reorganization of the Company), at least 20% of the total number of the Company's Ordinary Shares it had purchased at the Closing and at the Concurrent Closing, at an average price per Share (adjusted for share combinations and splits) which, together with the total amount of dividends which had been distributed to the Investor with respect to each such share prior to the date it was sold, is equal to or higher than US$9.22 (the "SALE THRESHOLD"), then, on the third anniversary of the Closing the Investor shall pay the Company an amount equal to the excess of such average price per share over the Sale Threshold, but in any event not exceeding US$0.75, per each Share so sold by the Investor.

     (b) The provisions of Section 8.1(a) above shall also apply to the Investors' aggregate sales during the four year period commencing on the Closing Date; provided, however, that in such case the Sale Threshold shall be US$11.6 instead of US$9.22.

8.2. COMPANY UNDERTAKINGS.

(a) The Company shall not be entitled to exercise any right granted or which may be granted to it to cause Southbridge Capital Markets LLC (or any of its affiliated entities) to purchase any of the Company's Ordinary Shares, without having obtained the prior written consent of the Investor; provided, however, that the consent of the Investor shall not be required if such sale is at a price per Ordinary Share of at least US$4.6 or is required so that the Company would comply with the covenants relating to shareholders' equity under the Company's loan agreements or with the listing requirements of the NYSE. Notwithstanding the foregoing, the Investor's consent must be obtained if following any issuance of Ordinary Shares, Southbridge Capital Markets LLC (or any of its affiliated entities) would have purchased (together with all prior purchases) an aggregate of 12% or more of the issued and outstanding share capital of the Company.

(b) For so long as Article V of the SPA remains in effect, any amendment to any agreement or arrangement between the Company and Arwol and/or Macpell and/or Arie Wolfson in effect as of the Closing (all of which agreements and arrangements are listed in SCHEDULE 8.2(B) attached hereto) or the adoption of any new agreement or arrangement between the Company and Arwol and/or Macpell and/or Arie Wolfson shall require the Investor's prior written approval. Similarly, as of the Closing, any amendment of the Investor's Management Fee arrangement or the adoption of any new agreement or arrangement between the Company and the Investor shall require Macpell's and Arwol's prior written approval.

9.   SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

All representations and warranties made by any party in this Agreement shall survive the Closing and be in effect until 60 days following the filing of Form 20-F with respect to calendar year 2004, on which date they shall expire and be of no further force or effect; provided, however, that the representations set forth in Section 3.15 (Taxation) shall be in effect until the earlier of (i) the date on which the tax authorities issue final tax assessments for calendar year 2003, and (ii) the expiration of the statute of limitations with respect to such assessments.


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                                   TEFRON PIPE


10.  MISCELLANEOUS.

     10.1 FURTHER ASSURANCES. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

     10.2 GOVERNING LAW; DISPUTE RESOLUTION. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provision thereof; provided, however, that all provisions relating to the registration of the Shares on the NYSE and/or with the SEC shall be interpreted in accordance with United States federal securities laws. Any claim arising under or in connection with this Agreement shall be resolved exclusively in the appropriate court in Tel-Aviv, Israel. Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts and waives and agrees not to assert any objection to the jurisdiction or convenience thereof.

     10.3 SUCCESSORS AND ASSIGNS; ASSIGNMENT.

Except as otherwise expressly stated to the contrary herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns under law ("HA'AVARA AL PI DIN"), heirs, executors, and administrators of the parties. Except as otherwise expressly stated to the contrary herein, each of the parties hereto shall not assign or transfer any of its rights or obligations hereunder absent the consent of the other party, which consent shall not be unreasonably withheld.

     10.4 ENTIRE AGREEMENT; AMENDMENT AND WAIVER.

This Agreement and the Exhibits and Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. All prior understandings and agreements among the parties (or anyone on their behalf) are void and of no further effect. Any term of this Agreement may be amended, waived, or discharged (either prospectively or retroactively, and either generally or in a particular instance), by a written instrument signed by all the parties to this Agreement.

     10.5 NOTICES, ETC. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth below or at such other address in Israel as the party shall have furnished to each other party in writing in accordance with this provision:

If to the Investor:
c/o FIMI 2001 Ltd.
"Rubinstein House"
37 Petach Tikva Road
Tel: 03-5652244
Fax: 03-5652245


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

                                   TEFRON PIPE


With a copy to:
Sharon Amir, Adv.
Naschitz, Brandes & Co.
5 Tuval Street
Tel-Aviv 67897, Israel
Facsimile:  +972-3-623-5021

If to the Company:
Tefron Ltd.
28 Chida Street
Bnei Brak 51371, Israel
Facsimile: + 972-3-579-8715

With a copy to:
Dror Brandwein, Adv.
Meitar, Liquornik, Geva & Leshem Brandwein.
16 Abba Hillel Silver,
Ramat Gan
Israel
Facsimile:  +972-3-6103111

All such notices shall be deemed to have been duly given to the addressee thereof (i) if hand delivered, on the day of delivery, (ii) if given by facsimile transmission, on the business day on which such transmission is sent and confirmed, (iii) if mailed by registered mail, return receipt requested, five business days following the date it was mailed, to such party's address.

     10.6 DELAYS OR OMISSIONS. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law, or otherwise afforded to any of the parties, shall be cumulative and not alternative.

     10.7 SEVERABILITY. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

                                   TEFRON PIPE


     10.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

     10.9 HEADING, PREAMBLE, AND EXHIBITS. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The Preamble, Schedules and Exhibits are an integral and inseparable part of this Agreement.

     10.10 EXPENSES. Each party hereto shall pay its own expenses in connection with the negotiation and preparation of this Agreement and the related agreements and the consummation of the transactions contemplated hereby and thereby, except that if the Closing is effected the Company shall pay the Investor's fees of professional advisors for performing legal due diligence and preparing this Agreement in an amount not to exceed $66,000 plus applicable Value Added Tax. Any stamp duty payable in connection with the issue of the Shares will be borne by the Company.

     10.11 LIMITATIONS ON RIGHTS OF THIRD PARTIES. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, other than the Company and the Investor, any rights or remedies under this Agreement.

     10.12. HEITER ISKA. Wherever this Agreement, or any other future agreement between the parties hereto, refers to loans and/or interest rates, such agreements will be subject to Heiter Iska , under the customary terms used for that purpose in Israeli banks.

              [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                                   TEFRON PIPE


IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.


Tefron Ltd.                                         Norfet, Limited Partnership

By: __________________________                      By:_______________
Name:                                               Name______________
Title:                                              Title_____________

                                   TEFRON PIPE


SCHEDULE  2.2.(1)(C)




Date: [             ], 2004

To: Norfet, Limited Partnership (the "INVESTOR")

     Pursuant to Section 2.2.1(c) of that certain Share Purchase Agreement between the Investor and Tefron Ltd. (the "COMPANY") dated as of February 17, 2004 (the "AGREEMENT") I, [ ], without personal liability, hereby certify that as of the date hereof (and except only as set forth in the amended disclosure schedule, attached hereto as EXHIBIT A):

1. The representations and warranties made by the Company in Section 2 of the Agreement (and all schedules and exhibits attached thereto), are true and correct in all material respects as if made on the date hereof.

2       The Company has obtained all Required Approvals and Notices to be obtained by it pursuant to the Agreement prior to or upon Closing, in connection with the transactions contemplated by the Agreement and all such consents are in full force and effect.

All capitalized terms shall have the respective meanings attributed to them in Agreement.


Very truly yours,

____________________________